UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 10, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES THE MEMORANDUM OF COOPERATION SIGNING WITH MITSUI & Co.

Moscow, Russia – August 10, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the Memorandum of Cooperation signing with Mitsui & Co. Corporation.
On August 6, 2009 the meeting between the heads of both of the companies took place in Moscow office of Mechel OAO. During the above mentioned meeting
Memorandum of Cooperation was signed by both parties. From the side of Mechel the memorandum was signed by its CEO Igor Zyuzin, from the side of Mitsui & Co.
Ltd. – Noriaki Sakamoto – Member of the Board of Directors.
It is pointed out in the Memorandum, that the parties have great experience in the sphere of production and realization of resources and metallurgical production in Russia, Japan and other countries in the world and have an intention to expand the geography of their activity and assortment of realized production, including high quality products.
In this connection the parties are planning to realize cooperation in different directions, among which – marketing and sale of metal production and resources, including coal, all types of ferroalloys, pig iron, billet and other types of iron and steel products. Joint investment projects are also planned, among which organization of joint ventures in the sphere of primary goods production, production of ferrous and non-ferrous metallurgy, sales and distribution.
The cooperation will also spread to the sphere of logistics, where the parties intend to study the possibilities and take joint actions in order to optimize commodity flows and minimize the expenses on cargo transportation.
In order to develop mutually profitable joint projects the parties also intend to cooperate in the sphere of finance engagement.
Aiming at effective realization of joint arrangements in the frame of this
Memorandum the parties will establish working groups, which are to consist of representatives of both parties.
Mitsui & Co. Ltd., is one of the leading global diversified trading and investment enterprises, based in Tokyo, Japan.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 10, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO